Term Sheet

Trilogy International Partners Inc.
Secondary Offering of Common Shares

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Trilogy International Partners Inc. (the “Company”).
Offering:	Secondary offering (“Secondary Offering”) of • common shares (the “Offered Shares”) of the Company.
Amount:	Approximately $ •
Offering Price:

$ • per Share, which shall be determined by the selling shareholders (the “Selling Shareholders”) and the underwriters of the Secondary Offering (the “Underwriters”) in connection with the marketing process.

Selling Shareholders:

The Selling Shareholders who currently own with their joint actors • Offered Shares (• % of total common shares outstanding) of the Company. Pro forma on completion of the Secondary Offering, the Selling Shareholders and their joint actors will own • common shares (• % of the total common shares) of the Company.

Form of Offering:

Offered by way of a shelf prospectus in all provinces of Canada, except Quebec, in the United States pursuant to the Multi-Jurisdictional Disclosure System, and internationally as expressly permitted by the Company.

Eligibility:	Eligible in Canada under the usual statutes and for RRSPs, RRIFs, RESPs, DPSPs and TFSAs.
Commission:	5% of gross proceeds payable upon closing of the offering.
Syndicate:	Scotia Capital Inc. and TD Securities Inc. as Lead Underwriters and Bookrunners and a syndicate of Underwriters.
Pricing:	On or about September •, 2017.
Closing:	On or about October 6, 2017.